Exhibit 99.3

TABLE OF CONTENTS

Introduction	1

Caution Regarding Forward-Looking Information	2-3

Risks and Uncertainties	4

Significant Accounting Policies and Other Explanatory Information	4

Business Overview and Key Drivers	5-6

Fourth Quarter 2025 Financial Highlights and Market Conditions and Industry Trends	6

Summary of Quarterly Information	7-9

Presentation of Financial Information and Non-GAAP Measures	10-12

Summary Results from Operations	13-14

Discussion of Results from Operations	15-18

Outstanding Share Data	18

Business Segment Information	19-23

Financial Instruments	23

Liquidity and Capital Resources	24-26

Critical Accounting Policies and Estimates	26-27

Accounting Policy Development	27

Disclosure Controls and Procedures and Internal Control Over Financial Reporting	28

Recent Developments	29

Legal Proceedings	29

Corporate Information	29

Additional Information	29

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

March 4, 2026

This Management’s Discussion and Analysis (the “MD&A”) provides a discussion of the operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the years ended December 31, 2025, and 2024. This report should be read in conjunction with the consolidated financial statements and related notes for the period ended December 31, 2025 and 2024 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP” or “GAAP”). All dollar amounts are presented in U.S. dollars unless otherwise stated.

The purpose of this MD&A is to provide investors with a clear understanding of the Company’s performance, including its strategic initiatives, operational trends, and financial results. It also discusses key developments that may impact future performance and outlines the risks and opportunities that Real faces in the evolving real estate technology landscape.

This document includes forward-looking statements that reflect the Company’s expectations, projections, and future plans. These statements are subject to risks and uncertainties, which may cause actual results to differ materially. Readers are encouraged to review the “Caution Regarding Forward-Looking Information” section for further details on these risks.

As a growing real estate technology company, Real is focused on expanding its agent network, enhancing its proprietary technology platform, and diversifying its revenue streams through ancillary services. The following sections provide a discussion of our recent developments, operational highlights, financial performance, and future expectations.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	1

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;

●	the Company’s expected working capital;

●	the Company’s business plans and strategies including targets for future growth;

●	the development of the Company’s business, including expectations regarding the growth of its ancillary services, One Real Title, One Real Mortgage and Real Wallet;

●	expectations regarding the real estate industry;

●	expectations regarding the development, launch and adoption of new technologies, including Real Wallet, Leo CoPilot, HeyLeo and their expected features;

●	expectations with respect to future opportunities;

●	capital expenditure programs and future capital requirements;

●	supply and demand fundamentals for services of the Company;

●	the Company’s plans and funding for planned development activities and the expected results of such activities;

●	the Company’s treatment under governmental and international regulatory regimes;

●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets; and

●	litigation and antitrust matters that may impact the Company.

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to:

●	the impact of macroeconomic conditions on the strength of the residential real estate market;

●	an extended slowdown in some or all of the real estate markets in which we operate;

●	the future operational and financial activities of the Company generally;

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	2

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

●	fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;

●	the impact of inflation or a higher interest rate environment;

●	reduced availability or increased cost of mortgage financing for homebuyers;

●	increased interest rates or increased competition in the mortgage industry;

●	our inability to successfully execute our strategies, including our strategy regarding Real Wallet, HeyLeo, Leo CoPilot and our strategy to grow our ancillary mortgage broker, title services, and wallet operations;

●	our inability to launch HeyLeo with all expected features or at all;

●	the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods;

●	the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to any lawsuit in which we were named, as well as potential future lawsuits in which we are named;

●	a reduction in customary commission rates and reduction in the Company’s gross commission income collection;

●	new laws or regulatory changes, or unfavorable interpretations of existing laws by regulators, that adversely affect the profitability of our businesses;

●	risks related to information technology failures or data security breaches;

●	the effect of cybersecurity incidents and threats;

●	our ability to attract and retain highly qualified employees;

●	our inability to retain agents, or maintain our agent growth rate;

●	the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future;

●	the Company’s potential inability to comply with the regulatory bodies governing its activities;

●	the impact of competition on the Company;

●	our ability to obtain or maintain adequate insurance coverage;

●	the effects of weather conditions and natural disasters on our business and financial results;

●	our ability to maintain our company culture;

●	the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses;

●	the effects of negative publicity;

●	our ability to maintain cash balances and generate cash sufficient to satisfy our operating requirements;

●	our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing;

●	changes in law that have a negative impact on our business; and

●	the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors identified under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	3

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. Please refer to the risks in Section 5.2 under the caption “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov, for a list of risks that could materially adversely affect our business, financial condition or results of operations.

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions. Refer to Note 2 of the Financial Statements for a list of all significant accounting policies.

Significant judgments include measures of goodwill, income taxes and litigation costs. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	4

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

BUSINESS OVERVIEW AND KEY DRIVERS

Real is a real estate technology company that operates a licensed residential real estate brokerage across all 50 U.S. states, the District of Columbia, and five Canadian provinces. The Company generates the majority of its revenue from commissions earned on residential real estate transactions completed by agents affiliated with its platform. In addition, the Company operates ancillary businesses, including mortgage brokerage, title and escrow services, and financial technology and lending products. For additional information about our business, products and services, and operating model, see “Description of the Business” in our Annual Information Form.

Key Drivers of 2025 Performance

The Company’s financial performance during 2025 was driven primarily by continued organic growth in agent count and transaction volume, partially offset by changes in revenue mix and ongoing investment in ancillary businesses. Despite relatively muted residential real estate market conditions, the Company continued to gain market share, driven by growth in productive agents and teams. This growth contributed to higher transaction volumes and revenue, while also increasing the proportion of transactions completed by agents who had reached their annual commission “cap” amount (the “Cap”).

Commission Cap Dynamics and Gross Margin

As agent productivity increased during 2025, a higher proportion of transactions were completed by agents who had reached their annual commission caps. Once an agent reaches their cap, the Company no longer earns a percentage-based commission split on those transactions and instead earns a fixed per-transaction fee. This shift resulted in near-term pressure on gross margin, as capped transactions generate lower gross margin than non-capped transactions. Management views this mix shift as an indicator of agent productivity and platform maturity, and expects gross margin trends over time to be influenced by the relative mix of capped versus non-capped transactions, overall transaction volume, and growth in ancillary services. While an agent’s annual reset of their Cap is dependent on when they joined the Company, most agent’s Cap resets coincide with the Company’s fiscal year.

Ancillary Services and Margin Expansion Strategy

The Company continues to invest in ancillary businesses, including One Real Mortgage, One Real Title, and Real Wallet, which currently generate net operating losses as they scale. Management believes these businesses have the potential to generate materially higher gross margins than the core brokerage business over time.

During 2025:

●	Mortgage brokerage revenue increased due to growth in the number of loan officers on the platform.

●	Title operations were impacted by a planned transition from team-based joint ventures to state-based joint ventures, a shift intended to improve scalability and profitability.

●	Real Wallet experienced increased agent adoption of Real Wallet business checking accounts in the US, lending products in Canada and launched additional offerings, including Real Wallet Rewards and Real Wallet Capital in the US.

Losses from ancillary businesses are reflected in operating results as the Company continues to invest in product development, infrastructure, and go-to-market capabilities. Management expects the pace of ancillary revenue growth and attach rates to be key factors influencing long-term margin expansion.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	5

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

Operating Leverage and Cost Structure

The Company’s operating model is supported by proprietary technology and automation intended to allow the business to scale without a proportional increase in fixed operating costs. During 2025, investments in automation and AI-enabled workflows contributed to improvements in operating expense per transaction, despite continued growth in agent count and transaction volume. Management continues to focus on balancing investments in growth and product development with disciplined cost management to support improving operating leverage over time.

FOURTH QUARTER FINANCIAL HIGHLIGHTS

●	The total value of completed real estate transactions was $20.3 billion in the fourth quarter of 2025, representing a 39% increase compared to $14.6 billion in the fourth quarter of 2024.

●	The total number of closed transaction sides grew 38% year-over-year to 48,903 in the fourth quarter of 2025, an increase from 35,370 in the fourth quarter of 2024.

●	The total number of agents on the platform increased to 31,739 at the end of the fourth quarter of 2025, an increase of 31% from the fourth quarter of 2024.

●	Revenue increased to $505.1 million for the three months ended December 31, 2025, an increase of 44% from $350.6 million for the three months ended December 31, 2024.

●	Gross profit was $39.0 million for the three months ended December 31, 2025, an increase of 30% from $30.0 million for the three months ended December 31, 2024.

●	Operating expenses, consisting of general and administrative, marketing, and research and development expenses, totaled $44.3 million for the three months ended December 31, 2025, an increase of 22% from $36.4 million for the three months ended December 31, 2024.

●	Net loss was $(4.2) million for the three months ended December 31, 2025, compared to a net loss of $(6.7) million for the three months ended December 31, 2024.

●	Adjusted EBITDA, a non-GAAP measure, was $14.2 million for the three months ended December 31, 2025, compared to Adjusted EBITDA of $9.1 million for the three months ended December 31, 2024.

●	As of December 31, 2025, cash and cash equivalents and investments in financial assets totaled $49.9 million, compared to $32.8 million as of December 31, 2024.

MARKET CONDITIONS AND INDUSTRY TRENDS

For a description of market conditions and industry trends please refer to section 5.1 in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	6

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended December 31, 2025. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$505,139	$568,549	$540,747	$353,981	$350,630	$372,488	$340,778	$200,743
Cost of Sales	466,105	523,692	492,886	320,045	320,645	340,359	308,910	179,984
Gross Profit	$39,034	$44,857	$47,861	$33,936	$29,985	$32,129	$31,868	$20,759
General and Administrative Expenses	18,359	19,584	18,900	17,516	18,632	16,301	14,015	12,136
Marketing Expenses	20,368	21,034	23,284	17,697	13,698	15,261	15,889	12,629
Research and Development Expenses	4,806	4,712	3,993	3,932	4,042	3,045	2,608	2,462
Settlement of Litigation	750	-	-	-	-	-	-	9,250
Operating Expenses	$44,283	$45,330	$46,177	$39,145	$36,372	$34,607	$32,512	$36,477
Operating Income (Loss)	$(5,249)	$(473)	$1,684	$(5,209)	$(6,386)	$(2,478)	$(644)	$(15,718)
Other Income (Expenses), net	342	365	166	122	(115)	(151)	(57)	(173)
Finance Income (Expenses), net	(137)	(83)	(300)	34	434	214	523	552
Income (Loss) Before Tax	(5,044)	(191)	1,550	(5,121)	(6,705)	(2,541)	(1,110)	(16,097)
Tax Expense (Benefit)	(829)	89	-	-	-	-	-	-
Net Income (Loss)	(4,215)	(280)	1,550	(5,121)	(6,705)	(2,541)	(1,110)	(16,097)
Non-controlling Interest	(12)	167	38	154	62	(45)	(105)	-
Income (Loss) Attributable to the Owners of the Company	$(4,203)	$(447)	$1,512	$(4,967)	$(6,643)	$(2,586)	$(1,215)	$(16,097)
Other Comprehensive Income (Loss):
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	(84)	(131)	(9)	12	(16)	3	51	43
Foreign Currency Translation Adjustment	10	(59)	(8)	(121)	529	(230)	376	119
Comprehensive Income (Loss)	$(4,277)	$(637)	$1,495	$(5,076)	$(6,130)	$(2,813)	$(788)	$(15,935)
Adjusted EBITDA Reconciliation:
Net Income (Loss)	$(4,215)	$(280)	$1,550	$(5,121)	$(6,705)	$(2,541)	$(1,110)	$(16,097)
Finance Costs	137	83	300	34	169	(16)	899	671
Depreciation, Amortization, and Tax Expense (Benefit)	(244)	656	398	379	372	358	340	326
Stock-Based Compensation	17,732	19,912	17,795	12,707	15,119	15,417	13,536	8,844
Restructuring Expense	-	-	-	250	-	-	-	-
Expenses related to Litigation Settlement	750	-	-	27	118	33	369	9,857
Adjusted EBITDA	$14,160	$20,371	$20,043	$8,276	$9,073	$13,251	$14,034	$3,601
Basic and Diluted Earnings (Loss) per Share	$(0.019)	$(0.002)	$0.007	$(0.024)	$(0.033)	$(0.013)	$(0.006)	$(0.087)

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	7

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

QUARTERLY REVENUE PERFORMANCE BY CATEGORY

Year-over-year quarterly revenue growth (in thousands):

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Commissions	501,982	565,307	537,445	351,749	348,083	369,890	338,574	199,252
Commissions – YoY QTR	44%	53%	59%	77%	93%	73%	84%	86%
Title Revenue	1,352	1,307	1,346	1,030	1,338	1,400	1,255	795
Title Revenue – YoY QTR	1%	(7%)	7%	30%	179%	45%	32%	33%
Mortgage Revenue	1,466	1,758	1,709	1,076	1,167	1,198	949	696
Mortgage Revenue – YoY QTR	26%	47%	80%	55%	163%	236%	162%	427%
Wallet Revenue	339	177	247	126	42	—	—	—
Wallet Revenue - YoY QTR	707%	—%	—%	—%	—%	—%	—%	—%
Total Revenue	505,139	568,549	540,747	353,981	350,630	372,488	340,778	200,743
Total Revenue – YoY QTR	44%	53%	59%	76%	93%	74%	84%	86%

Quarterly Revenue and Gross Margin Trends

Our revenue has continued to grow over the last eight quarters, driven primarily by the expansion of our agent base, and the resulting increase in closed transaction volume. Contributions from Title, Mortgage and Wallet businesses have also increased, though they remain a smaller portion of overall revenue.

Our gross margin percentage has fluctuated quarter to quarter, reflecting transaction mix, contributions from our ancillary services, and the proportion of agents who have reached their annual commission cap.

Quarterly Operating Expense Trends

Operating expenses have generally increased in line with agent and transaction growth, as we continue to invest in technology, support functions, and headcount. Expenses in Q1 2024 reflect the $9.25 million settlement of the Umpa class action lawsuit and expenses in Q4 2025 reflect the $750 thousand settlement related to the Cwynar class action lawsuit, as described in Note 15 of our 2025 Financial Statements.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	8

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

QUARTERLY KEY PERFORMANCE METRICS

The Company tracks the results of our operations and certain key performance metrics related to our business and the real estate industry to evaluate performance, make strategic decisions, and allocate resources. The following table presents these metrics for the last eight quarters:

	2025				2024
Key Performance Metrics	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Closed Transaction Sides[1]	48,903	53,512	49,282	33,617	35,370	35,832	30,367	19,032
Total Value of Home Side Transactions ($, billions)[2]	20.3	21.4	20.1	13.5	14.6	14.4	12.6	7.5
Median Home Sale Price ($, thousands)[3]	385	390	387	380	380	383	384	372

Total Agents[4]	31,739	30,183	28,034	26,870	24,140	21,770	19,540	16,680
Agent Churn Rate (%)[5]	5.2	4.9	9.4	8.7	6.8	7.3	7.5	7.9
Revenue Churn Rate (%)[6]	1.6	1.4	1.9	2.5	1.8	2.0	1.6	1.9

Full-Time Employees[7]	435	439	429	410	264	240	231	151
Full-Time Employees, Excluding One Real Title and One Real Mortgage[8]	338	340	324	307	178	155	142	117
Headcount Efficiency Ratio[9]	1:94	1:89	1:87	1:88	1:136	1:140	1:138	1:143
Revenue Per Full Time Employee ($, thousands)[10]	1,490	1,672	1,669	1,153	1,970	2,403	2,400	1,716
Operating Expense Excluding Revenue Share ($, thousands)[11]	29,649	29,592	28,534	26,641	26,835	22,956	20,037	27,413
Operating Expense Excluding Revenue Share Per Transaction ($)[12]	606	553	579	792	759	641	660	1,440

1 Represents the number of transactions closed by our agents during the period.

2 Represents the U.S. dollar value of all sale, lease and purchase transactions closed by our agents during the period.

3 Represents the median price (in USD) of homes sold or purchased by our agents during the period, based on closed transactions.

4 Represents the total number of agents affiliated with Real at the end of the period.

5 Represents the rate at which agents left our platform during the period, calculated as the number of churned agents during the period divided by the total agent base at the beginning of the period.

6 A supplementary financial measure, calculated as the percentage of revenue lost from agents who churned during the period, calculated as commission revenue generated by churned agents during the last six months divided by total Company commissions revenue for the last six months.

7 Represents the total number of full-time employees of the Company at period end.

8 Represents the total number of full-time employees of the Company excluding employees of One Real Title and One Real Mortgage.

9 Represents the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

10 A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

11 A non-GAAP measure, calculated as total operating expenses per the Financial Statements, less revenue share expense. Real’s method for calculating non-GAAP measures may differ from other reporting issuers and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

12 A non-GAAP measure, calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Real’s method for calculating non-GAAP measures may differ from other reporting issuers and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	9

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. GAAP.

Non-GAAP measures and ratios

In addition to the reported GAAP measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, including non-GAAP ratios, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), operating expenses excluding certain non-cash items and related ratios.

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to GAAP results, these measures are also used internally to measure the operating performance of the Company. These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income (loss) because it excludes items such as interest, taxes, and amortization, which are non-cash or which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a useful comparison between our competitors. A reconciliation of EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of finance expenses, litigation settlement costs inclusive of related legal expenses and stock-based compensation provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique, non-recurring or non-operating in nature.

A reconciliation of Adjusted EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” of this MD&A.

Operating Expense Excluding Revenue Share

Operating expense excluding revenue share is used as an alternative to operating expenses by removing variable cash expenses associated with revenue share expenses, which is a component of marketing expense. Management believes that Operating Expense Excluding Revenue Share provides investors with useful insight into Real’s underlying fixed and discretionary cost base by removing a variable expense that scales with revenue.

A reconciliation of operating expense excluding revenue share to operating expense is presented below (in thousands):

	For the Year Ended
	December 31, 2025	December 31, 2024
Operating Expense	$174,935	$139,967
Less:
Revenue Share	60,520	42,727
Operating Expense Excluding Revenue Share	$114,415	$97,240

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	10

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

Operating Expense Excluding Revenue Share Per Transaction

Operating expense excluding revenue share per transaction is a ratio calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Management uses this metric to evaluate operating efficiency and cost scalability on a per-transaction basis. Management and investors can use this metric to assess whether Real is achieving greater operating leverage as transaction volume grows.

KEY COMPONENTS OF RESULTS FROM OPERATIONS

Revenues

The Company generates substantially all of its revenue from commissions on residential real estate transactions completed by agents affiliated with its platform. Additional revenue is generated from ancillary services and agent-related fees, including annual agent fees, joining fees, and per-transaction fees.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between agents, buyers, and sellers and satisfies its performance obligations upon the successful closing of a transaction. Accordingly, revenue is recognized at the time of closing based on the gross commission amount it expects to be entitled to receive.

Cost of Sales

Cost of Sales primarily consists of commissions paid to Real agents. In Canada, cost of sales also includes commissions paid to outside brokerages as required by local regulations, as well as costs associated with title, mortgage and wallet services.

Real agents typically receive 85% of the gross commission earned on a transaction, with 15% retained by the Company, until they reach their Cap. Once an agent reaches their Cap, they retain 100% of their commissions, net of a fixed per-transaction fee. Each agent’s Cap resets annually on the agent’s anniversary date. As the total revenue and transaction volume increases, cost of sales generally increases correspondingly.

Our margins are influenced by the proportion of transactions completed by agents who have reached their Cap, which is affected by transaction volume and home price appreciation. As the Company continues to attract and retain high-producing agents, this dynamic may place pressure on margins. Management believes this effect may be partially offset over time by increased contributions from ancillary services, One Real Title, One Real Mortgage, and Real Wallet.

Operating Expenses

General and administrative

General and Administrative (“G&A”) expenses include salaries and benefits for corporate employees, stock-based compensation, professional fees, depreciation, and other administrative costs that support the Company’s operations. These expenses reflect investments in personnel, technology, and corporate infrastructure, including legal, regulatory, and compliance functions, to support the Company’s growth and operating scale.

Marketing

Marketing expenses primarily consist of payments in connection with the Company’s revenue sharing plan where its agents can receive additional income from real estate transactions consummated by agents they have attracted to the Company (“Revenue Share”), stock-based compensation for agents, and other marketing and advertising costs. The largest component is Revenue Share, which represents compensation paid to agents for attracting productive agents to the platform. Agents qualify to earn Revenue Share based on specific performance and referral criteria, making it a key driver of the Company’s agent growth strategy. As the agent base expands, Revenue Share expense generally increases in line with growth in participating agents.

Stock-based compensation for agents represents another significant component of marketing expense and includes production-based awards, attraction-related incentives, participation in the Company’s agent stock purchase program, and Elite Agent awards. These awards typically vest over one to three years and are designed to support retention and align agent incentives with the Company’s long-term objectives.

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THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

Other marketing expenses primarily include salaries of marketing personnel and initiatives intended to support agent attraction and community engagement.

Research and development

Research and development (“R&D”) expenses consist primarily of salaries and benefits, stock-based compensation, and other costs related to product development and technology initiatives. R&D costs are expensed as incurred, except for software development costs that qualify for capitalization. Capitalized software development costs are recorded within property and equipment once the project has progressed beyond the preliminary project stage and its completion and intended use are probable.

Settlement of litigation

For the year ended December 31, 2024, the Company recorded a $9.25 million litigation settlement expense related to the resolution of the Umpa v. NAR class action lawsuit. On April 8, 2024, Real entered into a settlement agreement to resolve all claims nationwide, releasing the Company, its subsidiaries, and affiliated agents from liability in the case. The settlement does not constitute an admission of liability or validation of the claims asserted but reflects the Company’s decision to conclusively resolve the litigation.

For the year ended December 31, 2025, the Company recorded a $0.75 million litigation settlement expense related to the resolution of the Cwynar v. The Real Brokerage Inc. lawsuit (the “Cwynar Class Action”). On December 31, 2025, the Company entered into a settlement agreement to resolve the Cwynar Class Action on a nationwide basis. Pursuant to the terms of the settlement agreement, the Company will pay $0.75 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement. This settlement conclusively addresses all claims asserted against the Company in the Cwynar Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. The settlement agreement is pending preliminary approval by the court.

Other income (expenses), net

Other income (expenses), net primarily consists of interest income earned on cash and investments in financial assets.

Finance expenses, net

Finance expenses, net primarily include fair value adjustments on outstanding warrants, realized gains or losses on financial instruments, and bank fees. These costs fluctuate based on market conditions, financing activities, and changes in the fair value of financial instruments.

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THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

SUMMARY RESULTS FROM OPERATIONS

The following table sets forth our consolidated statements of comprehensive loss for the years ended December 31, 2025 and 2024 (in thousands):

	For the Year Ended
	December 31, 2025	December 31, 2024
Revenues	$1,968,416	$1,264,639
Cost of Sales	1,802,728	1,149,898
Gross Profit	$165,688	$114,741

General and administrative expenses	74,359	61,084
Marketing expenses	82,383	57,477
Research and development expenses	17,443	12,156
Settlement of litigation	750	9,250
Operating Expenses	$174,935	$139,967
Operating Loss	$(9,247)	$(25,226)

Other income, net	995	496
Finance expenses	(554)	(1,723)
Loss Before Tax	$(8,806)	$(26,453)
Tax Benefit	(740)	—
Net Loss	$(8,066)	$(26,453)
Net income (loss) attributable to non-controlling interests	39	(88)
Net Loss Attributable to the Owners of the Company	$(8,105)	$(26,541)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	(212)	81
Foreign currency translation adjustment	(178)	794
Total Comprehensive Loss Attributable to Owners of the Company	$(8,495)	$(25,666)
Total Comprehensive Income (Loss) Attributable to Non-Controlling Interest	39	88
Total Comprehensive Loss	$(8,456)	$(25,578)
Loss per share
Basic loss per share	$(0.04)	$(0.14)
Diluted loss per share	$(0.04)	$(0.14)
Weighted-average shares, basic	219,873	191,172
Weighted-average shares, diluted	219,873	191,172

Basic and diluted loss per share are calculated based on weighted average of the common shares of the Company (“Common Shares”) outstanding during the period.

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THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

The following table sets forth our cost of sales and operating expenses for the years ended December 31, 2025 and 2024 (in thousands):

	For the Year Ended
	December 31, 2025	December 31, 2024	% Change
Cost of Sales	$1,802,728	$1,149,898	57%

Operating Expenses
General and Administrative Expenses	74,359	61,084	22%
Salaries and Benefits	38,903	27,081	44%
Stock-Based Compensation for Employees	8,416	9,324	(10)%
Administrative Expenses	3,155	3,816	(17)%
Professional Fees	18,337	16,437	12%
Depreciation and Amortization Expense	1,929	1,396	38%
Other	3,619	3,030	19%
Marketing Expenses	82,383	57,477	43%
Salaries and Benefits	1,686	1,048	61%
Stock-Based Compensation for Employees	160	29	452%
Stock-Based Compensation for Agents	14,727	10,077	46%
Revenue Share	60,520	42,727	42%
Other	5,290	3,596	47%
Research and Development Expenses	17,443	12,156	43%
Salaries and Benefits	10,321	6,400	61%
Stock-Based Compensation for Employees	1,158	949	22%
Software, Cloud & Tools	5,793	3,219	80%
Other	171	1,588	(89)%
Settlement of Litigation	750	9,250	(92)%
Total Operating Expenses	174,935	139,967	25%
Total Cost of Sales and Operating Expenses	$1,977,663	$1,289,865	53%

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THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

DISCUSSION OF RESULTS FROM OPERATIONS

Key Performance Metrics

Management uses key performance indicators to evaluate business growth, agent and transaction trends, operational efficiency, and the scalability of the Company’s platform. Closed transaction sides, total value of home side transactions, and median home sale price provide insight into market growth, market share, and transaction volume, key drivers of revenue. Total agents, agent churn rate, and revenue churn rate are used to assess agent network growth, retention, and revenue stability.

Operational efficiency is evaluated using metrics such as full-time employees (“FTEs”), headcount efficiency ratio, and revenue per FTE, which reflects the relationship between headcount growth and revenue scale. In 2025, FTEs increased primarily due to the conversion of 136 contractors in India (122 excluding One Real Mortgage and One Real Title) to employee status. This transition contributed to a decrease in the headcount efficiency ratio in 2025.

Management also monitors operating expense excluding revenue share and operating expense per transaction excluding revenue share to provide additional visibility into fixed and discretionary costs, independent of agent-driven revenue share.

Revenue

Revenue for the year ended December 31, 2025, increased 55.7% to $1,968 million, from $1,265 million in the year ended December 31, 2024. This increase was driven primarily by growth in the number of productive agents and higher closed transaction volume.

Cost of Sales

Cost of Sales for the year ended December 31, 2025 increased 56.8% to $1,803 million, from $1,150 million for the year ended December 31, 2024, primarily reflecting higher commission payments associated with agent and increased transaction growth.

As a percentage of revenue, Cost of Sales increased to 91.6% for the year ended December 31, 2025, from 90.9% in 2024. This increase reflects a higher proportion of transactions completed by agents who had reached their annual commission caps, as well as lower relative contribution from higher-margin ancillary services.

Gross Profit

Gross profit for the year ended December 31, 2025 grew to $166 million, compared to $115 million for the year ended December 31, 2024, driven by higher transaction volume and agent growth.

Gross margin declined to 8.4% for the year ended December 31, 2025, from 9.1% for the year ended December 31, 2024, primarily due to commission Cap dynamics and revenue mix.

Operating Expenses

Total operating expenses were $174.9 million for the year ended December 31, 2025, an increase of 25% compared to $140.0 million for the year ended December 31, 2024. The increase reflects a combination of higher agent-related marketing expenses and increased investment in corporate infrastructure and technology.

General & Administrative Expenses (“G&A”)

G&A expenses were $74.4 million for the year ended December 31, 2025, compared to $61.1 million for the year ended December 31, 2024, representing an increase of 22%.

The year-over-year increase primarily reflects changes in the following components:

●	Salaries and benefits expense increased to $38.9 million for the year ended December 31, 2025, from $27.1 million for the year ended December 31, 2024, primarily due to higher headcount across administrative, finance, legal, and operations functions to support a larger agent base and higher transaction volume.

●	Professional fees increased to $18.3 million for the year ended December 31, 2025, compared to $16.4 million for the year ended December 31, 2024, driven by higher broker consulting costs, audit and tax compliance expenses, and increased legal expenses.

●	Stock-based compensation within G&A decreased to $8.4 million for the year ended December 31, 2025, from $9.3 million for the year ended December 31, 2024, reflecting adjustments for performance-based restricted share units (“RSUs”) no longer expected to vest.

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THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

Marketing Expenses

Marketing expenses were $82.4 million for the year ended December 31, 2025, compared to $57.5 million for the year ended December 31, 2024, representing an increase of 43%.

The increase was driven primarily by agent-related, variable costs that scale with revenue, including:

●	Revenue share increased to $60.5 million for the year ended December 31, 2025, compared to $42.7 million for the year ended December 31, 2024, reflecting a larger base of productive agents eligible for revenue share payments and higher closed transaction growth.

●	Stock-based compensation for agents increased to $14.7 million for the year ended December 31, 2025, from $10.1 million for the year ended December 31, 2024, driven by higher transaction-related RSU awards.

●	Other marketing expenses increased to $5.3 million for the year ended December 31, 2025 from $3.6 million for the year ended December 31, 2024, primarily due to higher event costs associated with supporting agent and employee engagement and retention.

Research and Development Expenses (“R&D”)

R&D expenses were $17.4 million for the year ended December 31, 2025, compared to $12.2 million for the year ended December 31, 2024, representing an increase of 43%.

The increase primarily reflects:

●	Salaries and benefits expense increasing to $10.3 million for the year ended December 31, 2025, from $6.4 million for the year ended December 31, 2024, reflecting higher headcount supporting platform enhancements, new product development, and AI initiatives, including payroll associated with employees who joined the Company in connection with the Flyhomes asset acquisition.

Operating Loss

	For the Year Ended
	December 31, 2025	December 31, 2024	% Change
Operating Loss	(9,247)	(25,226)	(63)%
Percentage of Total Revenues	(0.5)%	(2.0)%

Operating loss was $(9.2) million for the year ended December 31, 2025, compared to $(25.2) million for the year ended December 31, 2024. As a percentage of total revenues, operating loss improved to (0.5%) from (2.0%) in the prior year. The improvement primarily reflects strong revenue growth and operating leverage, partially offset by higher personnel and operating costs to support business growth. Results for the year ended December 31, 2024 included a $9.25 million litigation settlement expense related to the resolution of the Umpa v. The National Association of Realtors, et al. (the “Umpa Class Action”) lawsuit, which did not recur in 2025.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (in thousands)

	For the Year Ended
	December 31, 2025	December 31, 2024	% Change
Net Loss	$(8,066)	$(26,453)	(70)%
Add/(Deduct):
Depreciation and Amortization	1,929	1,396	38%
Tax Benefit	(740)	-
EBITDA (i)	$(6,877)	$(25,057)	73%

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

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THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

EBITDA was $(6.9) million for the year ended December 31, 2025, compared to $(25.1) million for the year ended December 31, 2024. The year-over-year improvement primarily reflects revenue growth and improved operating leverage, partially offset in part by higher personnel and technology-related operating expenses. EBITDA for the year ended December 31, 2024 was negatively impacted by the $9.25 million Umpa Class Action litigation settlement expense, which did not recur in 2025.

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes stock-based compensation expense, tax expense, finance expenses, depreciation and amortization expense, goodwill impairment, restructuring expenses, and expenses incurred as part of the settlement agreement to resolve the Umpa Class Action and Cwynar Class Action. Stock-based compensation expense is influenced by factors such as the volume of awards granted and/or forfeited during the period, as well as changes in their fair value. Management uses Adjusted EBITDA to evaluate core operating performance and scalability.

	For the Year Ended
	December 31, 2025	December 31, 2024	% Change
Net Loss	$(8,066)	$(26,453)	(70)%
Add/(Deduct):
Finance Expenses, Net	554	1,723	(68)%
Depreciation and Amortization	1,929	1,396	38%
Stock-Based Compensation	68,146	52,916	29%
Restructuring Expenses	250	-
Expenses Related to Litigation Settlement	777	10,377	(93)%
Tax Benefit	(740)	-
Adjusted EBITDA(i)	$62,850	$39,959	57%

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section of this MD&A.

Adjusted EBITDA increased to $62.9 million for the year ended December 31, 2025, compared to $40.0 million for the year ended December 31, 2024. The increase primarily reflects:

●	Revenue growth driven by a larger agent base and higher closed transaction volume.

●	Operating leverage as corporate infrastructure and technology scaled with revenue.

●	Changes in stock-based compensation, which are discussed in the section below.

Stock-Based Compensation

Stock-based compensation expense for the year ended December 31, 2025 was $68.1 million compared to $52.9 million for the year ended December 31, 2024. The increase was primarily attributable to higher participation in the Company’s agent stock purchase program, increased production-based equity incentives for agents, and higher equity compensation awarded to employees, partially offset by RSU forfeitures recognized during the year.

Stock-based compensation may continue to increase as the Company expands its agent network and equity-based incentive programs. However, stock-based compensation expense may fluctuate period-to-period based on the volume and timing of awards, forfeitures, vesting schedules and changes in share price.

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THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

The following table is presented in thousands:

	For the Year Ended
	December 31, 2025			December 31, 2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$—	$43,685	$43,685	$—	$32,537	$32,537
Marketing Expenses – Agent Stock-Based Compensation	233	14,494	14,727	382	9,695	10,077
Marketing Expenses – FTE Stock-Based Compensation	-	160	160	2	27	29
Research and Development – FTE Stock-Based Compensation	3	1,155	1,158	24	925	949
General and Administrative – FTE Stock-Based Compensation	783	7,633	8,416	1,763	7,561	9,324
Total Stock-Based Compensation	$1,019	$67,127	$68,146	$2,171	$50,745	$52,916

OUTSTANDING SHARE DATA

As of December 31, 2025, the Company had 210.5 million Common Shares issued and outstanding. In addition, 27.4 million Common Shares were reserved for issuance pursuant to outstanding RSUs and 10.7 million Common Shares were reserved for issuance pursuant to outstanding stock options. During the year ended December 31, 2025, the Company repurchased 9.0 million Common Shares, released 1.9 million Common Shares to satisfy RSU obligations, and retired 7.6 million Common Shares under the Company’s share repurchase plan.

As of February 25, 2026, the Company had 212.3 million Common Shares issued and outstanding. As of that date, 28.4 million RSUs were issued and outstanding, each of which will settle for one Common Share upon vesting, but may be settled in cash in certain circumstances in accordance with the equity plan under which the RSUs were issued.

As of February 25, 2026, the Company also had 10.3 million Common Share purchase options (“Options”) issued and outstanding, with exercise prices ranging from $0.08 to $6.50 per share and expiration dates ranging from June 2030 to August 2035. Each Option is exercisable for one Common Share.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	18

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

BUSINESS SEGMENT INFORMATION

A breakdown of the consolidated statements of comprehensive loss by business segment during the period, as well as a reconciliation from Net Loss to Adjusted EBITDA, is included below (in thousands). Further details regarding the Company’s operating segments are provided in Note 5 within the Financial Statements.

NORTH AMERICAN BROKERAGE

	For the Year Ended
	December 31, 2025	December 31, 2024	% Change
Revenues	$1,956,483	$1,255,799	56%
Cost of sales	1,798,494	1,147,072	57%
Gross Profit	157,989	108,727	45%
Operating Expenses	160,294	128,953	24%
Operating Loss	(2,305)	(20,226)	(89)%
Net Loss	(1,260)	(22,145)	94%
Add/(Deduct)
Finance Income, Net	508	1,639	(69)%
Depreciation and Amortization	1,150	609	89%
Tax Benefit	(740)	-
Stock-Based Compensation	67,182	52,916	27%
Expenses Related to Litigation Settlement	777	10,377	(93)%
Adjusted EBITDA	$67,617	$43,396	56%

Revenues for the North American Brokerage segment were $2.0 billion for the year ended December 31, 2025, an increase of 56% compared to $1.3 billion for the year ended December 31, 2024. The increase was driven by growth in productive agents and higher closed transaction volume, reflecting continued market share gains.

Operating expenses were $160.3 million for the year ended December 31, 2025, compared to $129.0 million for the year ended December 31, 2024, reflecting higher agent-related variable costs, including Revenue Share and agent stock-based compensation, as well as increased personnel and technology costs to support growth.

The segment reported an operating loss of $(2.3) million for the year ended December 31, 2025, compared to an operating loss of $(20.2) million for the year ended December 31, 2024. The year-over-year improvement reflects higher revenue, improved operating leverage, and the absence of the $9.25 million litigation settlement expense recorded in 2024.

Adjusted EBITDA for the North American Brokerage Segment was $67.6 million for the year ended December 31, 2025, compared to $43.4 million for the year ended December 31, 2024, reflecting higher transaction volume and the scalability of the brokerage platform.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	19

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

ONE REAL TITLE

	For the Year Ended
	December 31, 2025	December 31, 2024	% Change
Revenues	$5,035	$4,788	5%
Cost of sales	890	671	33%
Gross Profit	4,145	4,117	1%
Operating Expenses	8,266	6,814	21%
Operating Loss	$(4,121)	$(2,697)	53%
Net Loss	$(4,140)	$(2,107)	96%
Add/(Deduct)
Finance (Income) Expenses, Net	19	83	(77)%
Depreciation and Amortization	673	676	—%
Stock-Based Compensation	58	-
Restructuring Expense	250	-
Adjusted EBITDA	$(3,140)	$(1,348)	133%

Revenues for One Real Title were $5.0 million for the year ended December 31, 2025, compared to $4.8 million for the year ended December 31, 2024, representing an increase of 5%. Revenue growth was driven primarily by an increase in the number of transactions closed during the year, partially offset by a decline in revenue per transaction resulting from an increased mix of refinance and home equity line of credit transactions, which generally carry lower title and settlement fees than purchase transactions. Growth was also impacted by the Company’s transition from a team-based joint venture model to a state-based joint venture structure. The revised state-based joint venture model is intended to provide improved scalability and operating efficiency as the business matures.

Operating expenses increased to $8.3 million for the year ended December 31, 2025, compared to $6.8 million for the year ended December 31, 2024. The increase reflects costs associated with the strategic transition to the state-based joint venture model, including restructuring-related costs and continued investment in infrastructure, licensing, and personnel to support the revised operating structure.

The segment reported an operating loss of $(4.1) million for the year ended December 31, 2025, compared to an operating loss of $(2.7) million for the year ended December 31, 2024. The higher operating loss primarily reflects increased operating expenses associated with the transition during the year.

Adjusted EBITDA was $(3.1) million for the year ended December 31, 2025, compared to $(1.3) million for the year ended December 31, 2024. The decrease primarily reflects a higher operating loss during the year.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	20

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

ONE REAL MORTGAGE

	For the Year Ended
	December 31, 2025	December 31, 2024	% Change
Revenues	$6,009	$4,010	50%
Cost of sales	3,140	2,155	46%
Gross Profit	2,869	1,855	55%
Operating Expenses	5,031	3,774	33%
Operating Loss	$(2,162)	$(1,919)	13%
Net Loss	$(2,156)	$(1,817)	19%
Add/(Deduct)
Finance (Income) Expenses, Net	-	1
Depreciation and Amortization	106	111	(5)%
Stock-Based Compensation	797	-
Adjusted EBITDA	$(1,253)	$(1,705)	27%

Revenues for the One Real Mortgage segment were $6.0 million for the year ended December 31, 2025, compared to $4.0 million for the year ended December 31, 2024, representing an increase of 50%. Revenue growth was driven by the addition of productive loan officers to the platform and the launch of an inside sales team, which supported higher funded loan volume.

Operating expenses increased to $5.0 million for the year ended December 31, 2025, compared to $3.8 million for the year ended December 31, 2024, reflecting higher personnel and operating costs to support growth, including the recognition of stock-based compensation expense in 2025, which was not recorded in the prior year.

The segment reported an operating loss of $(2.2) million for the year ended December 31, 2025, compared to a loss of $(1.9) million for the year ended December 31, 2024. The increase in operating loss primarily reflects higher operating expenses, partially offset by revenue growth.

Adjusted EBITDA improved to $(1.3) million for the year ended December 31, 2025, compared to $(1.7) million for the year ended December 31, 2024, reflecting revenue growth and expense management.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	21

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

REAL WALLET

	For the Year Ended
	December 31, 2025	December 31, 2024	% Change
Revenues	$889	$42	2017%
Cost of sales	204	—
Gross Profit	685	42	1531%
Operating Expenses	1,344	426	-
Operating Loss	$(659)	$(384)	72%
Net Loss	$(510)	$(384)	-
Add/(Deduct)
Finance (Income) Expenses, Net	27	—
Stock-Based Compensation	109	—
Adjusted EBITDA	$(374)	$(384)	-

Revenues for Real Wallet were $889.0 thousand for the year ended December 31, 2025, and $42.0 thousand for the year ended December 31, 2024. The increase reflects growth in agent held Real Wallet bank account deposits, which the Company earns interest income on, increased Real-branded debit card activity, which the Company earns interchange fees on, and expanded use of lines of credit which the Company earns interest and fee income on. As of December 31, 2025 approximately $23.6 million was held by agents in their Real Wallet business checking accounts.

Operating expenses increased to $1.3 million for the year ended December 31, 2025, compared to $426.0 thousand for the year ended December 31, 2024. The increase primarily reflects higher personnel, legal, and professional costs associated with expanding the platform, including the recognition of stock-based compensation expense in 2025, which was not recorded in the prior year.

The segment reported an operating loss of $659.0 thousand, for the year ended December 31, 2025, compared to a loss of $384.0 thousand for the year ended December 31, 2024. The higher operating loss primarily reflects increased operating expenses associated with scaling the business during the year, partially offset by higher revenue and gross profit.

Adjusted EBITDA was $374.0 thousand for the year ended December 31, 2025, compared to $384.0 thousand for the year ended December 31, 2024. The change reflects higher operating loss, partially offset by adjustments for stock-based compensation.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	22

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

REVENUE BY GEOGRAPHY

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	For the Year Ended
	December 31, 2025	December 31, 2024
United States	$1,748,894	$1,109,616
Canada	219,522	155,023
Total revenue by region	$1,968,416	$1,264,639

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash, trade receivables, financing receivables, available-for-sale (“AFS”) debt securities, accounts payable, and accrued liabilities. For instruments other than AFS debt securities, fair value approximates carrying value due to short-term maturities.

AFS debt securities, which are recorded at fair value and included in investments on the consolidated balance sheets. The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. These conditions, and their associated risks, are managed through periodic review and rebalancing of the Company’s investment portfolio.

Interest income and dividends earned on AFS debt securities are recognized in interest and dividend income. Unrealized gains and losses resulting from changes in fair value are recorded in other comprehensive income (loss) and are excluded from earnings unless realized or determined to be credit-related.

A breakdown of financial instruments as of December 31, 2025 is included below (in thousands):

	As of December 31, 2025
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Level 3	Total
Investments in Financial Assets	$16,943	$-	$16,943	$16,731	$-	$-	$16,731
Total Financial Assets Measured at Fair Value (FV)	$16,943	$-	$16,943	$16,731	$-	$-	$16,731

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	23

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, cash and cash equivalents and investments totaled $49.9 million, compared to $32.8 million as of December 31, 2024. Cash and cash equivalents consist of cash held in bank accounts and amounts held in investment accounts primarily in money market instruments and short-term debt securities.

The Company’s operations are conducted primarily in the United States and Canada. Assets held in other jurisdictions, including Israel and India, are not material and primarily relate to employees providing services to support North American operations, including as cash in the bank, prepaid subscriptions, computers and hardware. Cash balances held outside North America are not significant and do not materially restrict the Company’s liquidity.

Cash Flows

●	Operating Activities. Cash flows generated by operating activities were $65.9 million for the year ended December 31, 2025, compared to $48.7 million for the year ended December 31, 2024. The increase was driven primarily by improved operating results, as well as the absence of the $9.25 million litigation settlement expense recorded in the prior year related to the Umpa Class Action. Operating cash flow was also favorably impacted by non-cash stock-based compensation expense of $68.1 million.

●	Investing Activities. Cash flows used in investing activities were $13.6 million for the year ended December 31, 2025, primarily reflecting net purchase of financial assets of $7.5 million, the purchase of an investment in equity securities for $2.3 million and the purchase of intangible assets for $2.8 million.

●	Financing Activities. Cash flows used in financing activities were $40.2 million for the year ended December 31, 2025, primarily reflecting repurchases of Common Shares totaling $39.4 million and payments of employee taxes related to stock-based compensation arrangements of $2.9 million, partially offset by proceeds of $2.2 million from the exercise of stock options.

Capital Resources

The Company believes that its existing cash and cash equivalents, investments, and cash flows expected to be generated from operations will be sufficient to meet its short-term and ongoing operating requirements.

Future capital requirements may be affected by factors such as continued investment in technology, growth initiatives, market conditions and potential mergers and acquisitions. To support these activities the Company may seek to obtain additional funding, including through equity or debt financing, if appropriate.

The following table presents liquidity (in thousands):

	As of
	December 31, 2025	December 31, 2024
Cash and Cash Equivalents	$33,213	$23,376
Investment in Financial Assets	16,731	9,449
Total Liquidity [i]	$49,944	$32,825

[i] – Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

The Company expects to meet its obligations and commitments as they become due through existing cash balances and cash flows from operations.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	24

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

Balance Sheet overview (in thousands):

	As of
	December 31, 2025	December 31, 2024
ASSETS
Current Assets	$105,764	$72,911
Non-Current Assets	21,097	13,684
TOTAL ASSETS	$126,861	$86,595

LIABILITIES
Current Liabilities	75,266	54,452
Non-Current Liabilities	10	—
TOTAL LIABILITIES	75,276	54,452
TOTAL EQUITY	51,585	32,143
TOTAL LIABILITIES AND EQUITY	$126,861	$86,595

Assets overview by geographical region (in thousands):

	As of December 31, 2025
	Canada	Israel	India	United States	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$2,632	$69	$81	$30,431	$33,213
Restricted Cash	18,039	-	-	8,299	26,338
Investment in Financial Assets	94	-	-	16,637	16,731
Trade Receivables	4,186	-	-	15,984	20,170
Other Receivables	-	99	-	-	99
Short-Term Financing Receivables, Net	2,784	-	-	3,447	6,231
Prepaid Expenses and Deposits	45	-	405	2,532	2,982
TOTAL CURRENT ASSETS	$27,780	$168	$486	$77,330	$105,764
NON-CURRENT ASSETS
Intangible Assets	-	-	-	4,157	4,157
Goodwill	-	-	-	8,993	8,993
Property and Equipment	10	10	208	2,227	2,455
TOTAL NON-CURRENT ASSETS	10	10	208	15,377	15,605
TOTAL ASSETS	$27,790	$178	$694	$92,707	$121,369

	As of December 31, 2024
	Canada	Israel	United States	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$2,840	$61	$20,475	$23,376
Restricted Cash	16,140	-	7,949	24,089
Investment in Financial Assets	73	-	9,376	9,449
Trade Receivables	5,089	-	9,146	14,235
Other Receivables	-	117	-	117
Prepaid Expenses and Deposits	-	-	1,645	1,645
TOTAL CURRENT ASSETS	$24,142	$178	$48,591	$72,911
NON-CURRENT ASSETS
Intangible Assets	-	-	2,575	2,575
Goodwill	-	-	8,993	8,993
Property and Equipment	16	11	2,089	2,116
TOTAL NON-CURRENT ASSETS	16	11	13,657	13,684
TOTAL ASSETS	$24,158	$189	$62,248	$86,595

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	25

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from operating activities into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts.

The Company’s investment securities portfolio consists primarily of debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of December 31, 2025, the total investment in securities available for sale at fair value was $16.7 million and is more fully disclosed in Note 8 of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Estimated Fair Value December 31, 2024	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gain (Loss)	Estimated Fair Value December 31, 2025
Fixed Income	$9,370	$6,706	$764	$(212)	$16,628
Investment Certificate	79	24	-	-	103
Total	$9,449	$6,730	$764	$(212)	$16,731

The Company holds no debt obligations.

Other than working capital liabilities, the Company has no future material contractual obligations or payments due with respect to debt, finance leases, operating leases, purchase obligations, or other capital commitments.

Capital management framework

Real defines capital as its equity. It is comprised of common shares, additional paid in capital, accumulated other comprehensive income, deficit, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds its operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts to changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its operations will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the year ended December 31, 2025.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include goodwill impairment, deferred taxes and litigation costs. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Information about assumptions and estimation uncertainties that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes within the Financial Statements:

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	26

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

Deferred taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. Many of the judgments made in adjusting valuation allowances involve assumptions and estimates that are highly subjective. Due to changes in facts and circumstances and the estimates and judgments involved in determining the proper valuation allowances, differences between actual future events and prior estimates and judgments could result in adjustments to these valuation allowances. As of December 31, 2025 and 2024, the Company has recorded a full valuation allowance on its deferred tax assets. As of December 31, 2025, the Company recorded a deferred tax asset of $931 thousand related to its Israel deferred tax assets, due to the release of a valuation allowance, and a deferred tax liability of $10 thousand related to tax amortization of acquired goodwill but maintained a full valuation allowance on all other deferred tax assets. Further details of deferred taxes are presented in Note 12 of the Financial Statements.

Goodwill

The Company evaluates goodwill for impairment annually in the fourth quarter. In addition to the annual impairment evaluation, the Company evaluates at least quarterly whether events or circumstances have occurred in the period subsequent to the annual impairment testing which indicate that it is more likely than not an impairment loss has occurred. The initial impairment evaluation of goodwill is a qualitative assessment and is performed to assess whether the fair value of a reporting unit is less than its carrying amount. The Company completes a quantitative impairment test if evidence from the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company determines the quantitative impairment test is required, the estimated fair value of the reporting unit is determined and compared to its carrying amount, including goodwill. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

Determining the fair value of a reporting segment involves the use of significant estimates and assumptions. The estimate of fair value of each of our reporting segments is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Assumptions critical to our fair value estimates were: (i) discount rates used in determining the fair value of the reporting segments; (ii) estimated future cash flows; and (iii) projected revenue and operating profit growth rates used in the reporting segment models. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rates, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

Details of goodwill including the results of annual impairment tests, are presented in Note 11 of the Financial Statements.

Litigation

The Company recognizes expenses for legal claims when they become probable and can be reasonably estimated. The actual costs of such claims could have a material adverse effect on the Company’s financial position, results of operations, and cash flow. For the year ended December 31, 2025, the Company recorded $750 thousand related to the Cwynar class action lawsuit. For the year ended December 31, 2024, the Company recorded $9.25 million related to the Umpa class action lawsuit. Refer to Note 15 of the Financial Statements for further information related to our litigation.

ACCOUNTING POLICY DEVELOPMENT

Recently Adopted Accounting Pronouncements

The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis, with an option to apply them retrospectively. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company has adopted ASU 2023-09 for the year ended December 31, 2025 using the prospective method.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	27

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of December 31, 2025.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Brightman Almagor Zohar & Co., our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, and this attestation report appears in the Financial Statements.

Inherent Limitations on Effectiveness of Controls

It should be noted that in a control system, no matter how well conceived and operated, it provides only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Changes in Internal Control Over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended December 31, 2025 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Marketing Officer, Chief Operating Officer, Chief Legal Officer and other members of the executive team. Executive officers participate in the Company’s equity-settled stock-based compensation plans (see Note 7.A of the Financial Statements).

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	28

THE REAL BROKERAGE INC. MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024

RECENT DEVELOPMENTS

Executive Trading Plans (Rule 10b5-1)

The Company has adopted a written insider trading policy that governs the purchase, sale, and other dispositions of the Company’s securities by its directors, officers, and employees, designed to promote compliance with applicable insider trading laws and regulations. The policy permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

On November 11, 2025, Andrea Madden, Chief Marketing Officer of the Company, entered into a 10b5-1 trading plan (the “Plan”), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 150,000 Common Shares. The first sale of Common Shares will not take place until at least March 12, 2026. The Plan end date is December 31, 2026. Under the Plan, Ms. Madden will relinquish control over the sale transactions. Accordingly, sales under the Plan may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

LEGAL PROCEEDINGS

Refer to Note 15 within the Financial Statements for a description of legal proceedings affecting the Company, of which Note 15 is hereby incorporated by reference.

CORPORATE INFORMATION

The Real Brokerage Inc. was incorporated under the laws of the Business Corporations Act (British Columbia) on February 27, 2018. Originally a capital pool company, Real completed a qualifying transaction on June 5, 2020, acquiring all of the issued and outstanding shares of Real Technology Broker Ltd., an Israel-based private corporation, and changed its name to The Real Brokerage Inc.

The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

Common Shares are listed and traded on the Nasdaq under the symbol “REAX”. The Company is a “reporting issuer” in all the provinces and territories of Canada. The Company qualifies as a foreign private issuer in the United States for purposes of the Securities Exchange Act of 1934, as amended.

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2025, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov.

The Real Brokerage Inc.	MD&A | Year Ended December 31, 2025	29